UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                        AmeriResource Technologies, Inc.
                        --------------------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                    03072A203
                                    ---------
                                 (CUSIP Number)


                 Delmar Janovec, 3430 Russell Road, Suite 310,
                    Las Vegas, Nevada 89120, (702) 214-4249
                 ---------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                January 31, 2002
                                ----------------
             (Date of Event which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

                                 SCHEDULE 13D
CUSIP No. 03072A203                                                Page 2 of 3

------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                                 Rod Clawson

------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF EITHER IS A MEMBER OF A GROUP
                                                                      (A) ( )
                                                                      (B) (X)

------------------------------------------------------------------------------
3)  SEC USE ONLY


------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

                                      OO
------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)[   ]


------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                                United States

------------------------------------------------------------------------------
NUMBER OF                       7)  SOLE VOTING POWER             1,290,000
SHARES
BENEFICIALLY                    8)  SHARED VOTING POWER                   0
OWNED BY
EACH                            9)  SOLE DISPOSITIVE POWER        1,290,000
REPORTING
PERSON WITH                     10)  SHARED DISPOSITIVE POWER             0

------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  1,290,000

------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                     ( )

------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    11.5%

------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
                                      IN

Item 1.     Security and Issuer

This statement relates to the common stock, par value $0.0001 ("Common Stock"), of AmeriResource Technologies, Inc., a Delaware corporation, with principal executive offices at 3430 Russell Road, Suite 310, Las Vegas, Nevada 89120 (the "Company").

Item 2.     Identity and Background

This statement is filed by Rod Clawson who is a citizen of the United States. Mr. Clawson serves as Region Manager of Sales for Analytical Surveys, a mapping company located at 19818 E. Prentice Ave., Aurora, Colorado 80015, and as a member of the Company's board of directors.

Mr. Clawson has not during the last five (5) years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and has not as a result of any such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

Item 3.           Source and Amount of Funds or Other Consideration

Mr. Clawson acquired all of the shares set forth in this statement in exchange for services rendered by him as a director of the Company.

Item 4.           Purpose of Transaction

Mr. Clawson has served as a director of the Company since August 10, 1995. The Company issued Two Hundred Fifty Thousand (250,000) shares of its Series D Preferred Stock to Mr. Clawson in exchange for his service as a director of the Company. Mr. Clawson has the right to acquire beneficial ownership of the Company's Common Stock within sixty (60) days through the conversion of the Series D Preferred Stock. Each share of outstanding Series D Preferred Stock is convertible into one (1) share of Common Stock and has voting rights equivalent to five (5) shares of Common Stock.

Item 5.           Interest in Securities of the Issuer

The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the cover pages. The powers each person identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 of the cover page. No person aside from the reporting persons listed herein has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7.     Material to Be Filed as Exhibits.

Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 13, 2002


/s/ Rod Clawson
Rod Clawson